Peer Review Panel confirms serious flaws in EPA’s draft Bristol Bay Watershed Assessment report

November 15, 2012, Vancouver, BC – Late last week, the US Environmental Protection Agency (EPA) released the final judgment of a panel of independent experts retained to review its work to date on the Bristol Bay Watershed Assessment (BBWA), in a report entitled ‘External Peer Review of EPA’s Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska.”

In a wide-ranging critique of the draft report’s methodology and findings, Peer Review Panelists called the EPA’s effort to evaluate the effects of a ‘hypothetical mining scenario’ on the water, fish, wildlife and cultural resources of Southwest Alaska “inadequate,” “premature,” “unreasonable,” “suspect” and “misleading.” Reviewers consistently stated it is not possible to fully assess the effects of a project like the proposed Pebble mine in a region like Bristol Bay in the absence of a definitive mine plan.

“The authors have attempted to develop a hypothetical mine and attempted to assess possible environmental effects associated with mine development, operation, and closure,” said Dr. William Stubblefield, a senior professor at Oregon State University and an expert in environmental toxicology. “Although interesting, the potential reality of the assessment is somewhat questionable. It is also unclear why EPA undertook this evaluation, given that a more realistic assessment could probably have been conducted once an actual mine was proposed and greater detail about operational parameters available.”

The EPA initiated the BBWA in February 2011 in response to requests from certain opponents of the Pebble Project to use its power under section 404c of the US Clean Water Act to veto the project prior to the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") submitting a proposed development plan or applying for permits. After reducing the scope of its assessment on a number of occasions, the federal agency completed the draft BBWA report in just over a year, where previous EPA assessments of other watersheds have taken 4 – 9 years to study significantly smaller areas of land.

In addition to questioning the reasonableness of EPA efforts to assess the effects of a project that has not yet been defined, a series of other criticisms were consistently raised by Peer Review Panelists:

  the draft BBWA report suffers from a lack of sufficient data and information to support the conclusions reached, yet the report authors in many cases overlooked the voluminous site-specific data provided by PLP as part of its ‘Environmental Baseline Document’;

  the draft BBWA report over-estimates both the likelihood and consequence of a range of potential systems and operational failures;

  the draft BBWA report presents inappropriate and misleading case studies;

  the ‘hypothetical mining scenario’ presented in the draft BBWA does not employ ‘best mining practices’, or the alternative engineering approaches, environmental safeguards and other mitigation strategies commonly used at modern mines to avoid environmental effects.

“The biggest uncertainty/variability in the evaluation of a hypothetical project is associated with the potential range of design features, waste management options and operational details that could be included,” said Dr. Dirk van Zyl, University of British Columbia professor of mine engineering and noted expert on sustainable mineral development. “This was completely overlooked in the analysis by assuming a specific design for the hypothetical mine. The failure likelihoods and consequences on salmonid fish are very dependent on the assumptions for the hypothetical mine. These uncertainties are neither clearly identified nor included in the evaluations. This is a major shortcoming of the present analysis.”

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) President & CEO Ron Thiessen noted that the summary portions of the Peer Review report actually understate the criticisms of the 12 individual scientists who were on the Peer Review Panel. He said it is clear that EPA has a significant amount of revision to do if the Bristol Bay Watershed Assessment is to provide a meaningful analysis of the potential effects of hard rock mining in Southwest Alaska. With the Pebble Partnership expected to finalize its development plans for Pebble next year, and to initiate federal and state permitting under the National Environmental Policy Act (NEPA), Thiessen suggested that EPA should shelve the draft BBWA report, not expend the many millions of dollars and possibly years necessary to complete it, and prepare to participate in the NEPA review of Pebble.

“The Pebble Project has the potential to triple America’s strategic reserves of copper and more than double her strategic reserves of gold,” Thiessen said. “It could also nearly double American reserves of molybdenum, allowing the US to rival China as a worldwide leader in the production of this critical metal used to harden steel for US manufacturing and construction industries.

“So this is an important project for Alaska and for the country, in terms of its ability to generate massive capital investment, job creation, government revenue and the raw materials to support America’s manufacturing industries. It should be reviewed and assessed through the NEPA permitting process like every other major project development in the United States. The EPA’s flawed and rushed Bristol Bay Watershed Assessment process should be shelved now.”

To view the Peer Review Panel report, or a summary of comments from individual Peer Reviewers prepared by Northern Dynasty, visit www.northerndynasty.com.

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.